Delisting Determination, The Nasdaq Stock Market, LLC, May 23, 2025, Biora Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Biora Therapeutics, Inc. effective at the opening of the trading session on June 16, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(A).
The Company was notified of the Staff determination on June 11, 2024. On June 18, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On July 25, 2024, the hearing was held. On August 26, 2024, the Panel reached a decision and a Decision letter was issued the same day.
The Company security was suspended on December 11, 2024. The Staff determination to delist the Company securities became final on December 11, 2024.